Exhibit (a)(5)(c)

BRE Select Hotels Holdings Announcement Regarding Amended Tender Offer for All

Preferred Shares of BRE Select Hotels

NEW YORK, NY — August 27, 2013 — On August 26, 2013, BRE Select Hotels Holdings LP (“BRE Holdings”), the holder of all of the common stock of BRE Select Hotels Corp (the “Company”), announced an amendment to its tender offer to purchase all outstanding shares of 7% Series A Cumulative Redeemable Preferred Stock (the “Preferred Shares”) that increased the offer price to $1.30 per share net to the seller in cash and extended the expiration date (the “Amended BRE Offer”). The Amended BRE Offer will expire at 9:00 a.m., New York City time, on September 27, 2013, unless extended by BRE Holdings (the “Expiration Time”). Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Time. Preferred Shares tendered in the offer may be withdrawn at any time prior to the Expiration Time.

Approximately 782,595 Preferred Shares have been tendered as of August 26, 2013. Holders of Preferred Shares who have already tendered their shares will receive the benefit of the increased offer price and are not required to take any further action in order to do so.

None of BRE Holdings, the Company or the Company’s board of directors makes any recommendation as to whether the holders of Preferred Shares should tender or refrain from tendering Preferred Shares in the Amended BRE Offer, and none of them has authorized any person to make any such recommendation. The Company’s board of directors takes no position as to whether the price offered by BRE Holdings or the other terms of the Amended BRE Offer are fair to holders of Preferred Shares. None of BRE Holdings, the Company, the Company’s board of directors or management has hired any investment bank or other third party professional to evaluate the fairness of the price offered by BRE Holdings or the other terms of the Amended BRE Offer.

Holders of Preferred Shares must make their own decision whether to continue to hold their Preferred Shares or to tender their Preferred Shares to affiliates of MacKenzie Capital Management, LP (collectively, “MacKenzie”) or to BRE Holdings and, if so, how many shares to tender upon their own assessment of the value of the Preferred Shares, their liquidity needs and any other factors they deem relevant. In doing so, holders of Preferred Shares should read and evaluate carefully the information in the offer materials provided by MacKenzie and BRE Holdings and they should consult with their personal financial advisor or other legal, tax or investment professional(s) regarding their individual circumstances.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell Preferred Shares. The complete terms and conditions of the Amended BRE Offer are set forth in the Offer to Purchase, the Amendment and Supplement to the Offer to Purchase and related letters of transmittal that were or will be sent to holders of Preferred Shares and are also available online on the Securities and Exchange Commission’s (the “SEC’s”) website at www.sec.gov as exhibits to the Tender Offer Statement on Schedule TO filed by BRE Holdings with the SEC on July 15, 2013, as amended.

BRE Holdings has retained American Stock Transfer & Trust Company, LLC to serve as the Depositary in connection with the Amended BRE Offer. Requests for documents, including letters of transmittal, may be directed to American Stock Transfer & Trust Company, LLC by telephone toll free at (877) 248-6417, or in writing at American Stock Transfer & Trust Company, LLC, Operations Center, 6201 15th Avenue, Brooklyn, New York 11219, Attention: Reorganization Department. Such documents will be furnished at the expense of BRE Holdings.

About BRE Select Hotels Corp

BRE Select Hotels Corp (the “Company”) is a non-listed real estate investment trust (REIT) focused on the ownership of upscale, extended-stay and select-service hotels. The Company’s hotels operate under the Homewood Suites by Hilton®, Hilton Garden Inn®, Hampton Inn®, Hampton Inn & Suites®, Courtyard® by Marriott®, Fairfield Inn® by Marriott®, Residence Inn® by Marriott®, SpringHill Suites® by Marriott®, TownePlace Suites® by Marriott® and Marriott®, brands. The Company’s focus is on the ownership of high-quality real estate that generates attractive returns for its investors. Its portfolio consists of 66 hotels, containing a total of 7,658 guestrooms diversified among 18 states. Additional information about the Company can be found online at www.bre-select-hotels.com.

Forward-Looking Information

This press release contains forward-looking statements. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the Company’s qualification as a REIT, which involves the application of highly technical and complex provisions of the Internal Revenue Code, and the factors discussed in the section entitled “Risk Factors” in its proxy statement/prospectus dated April 2, 2013, filed with the SEC in accordance with Rule 424(b) under the Securities Act of 1933, as amended, on April 2, 2013.

Media Contact:

Sard Verbinnen & Co

Debbie Miller (dmiller@sardverb.com)

Meghan Gavigan (mgavigan@sardverb.com)

(312) 895-4700

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